Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
ATTN: Isabel Rivera

Re: Connect Invest II LLC

Request for Qualification
Filed September 26, 2025
File No. 024-12668

Dear Division of Corporation Finance,

Pursuant to your phone call on September 26, 2025, we are requesting to withdraw our Request for Qualification for File No. 024-12668. We will refile with a requested date of September 29, 2025. Thank you.

Sincerely,

/s/ Mason Weiler

Mason Weiler
Connect Invest II, LLC
Vice President - Accounting